SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HAMPTON ROADS BANKSHARES, INC.

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

8.75% Noncumulative Perpetual Preferred Stock, Series A

(CUSIP No. 409321205)

12.00% Noncumulative Perpetual Preferred Stock, Series B

(CUSIP No. 409321304)

(Title of Class of Securities)

999 Waterside Dr., Suite 200

Norfolk, Virginia 23510

(757) 217-1000

Attn: John A.B. Davies, Jr.

President and Chief Executive Officer

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

John A.B. Davies, Jr. President and Chief Executive Officer 999 Waterside Drive, Suite 200 Norfolk, Virginia 23510 (757) 217-1000	William A. Old, Jr. Williams Mullen 999 Waterside Drive, Suite 1700 Norfolk, Virginia 23510 (757) 622-3366

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
Not applicable	Not applicable

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Form or Registration No.: Not applicable
Filing Party: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

On November 12, 2009, Hampton Roads Bankshares, Inc. (“Company”) filed Amendment No. 1 to its Preliminary Proxy Statement (“Amendment No. 1”) related to a special meeting of its shareholders (the “Special Meeting”), which will be held at the offices of Williams Mullen, P.C., Dominion Tower, 999 Waterside Drive, Suite 1700, Norfolk, VA 23510 on December 10, 2009, at 10:00 am. Amendment No. 1 contains, among other things, a proposal to approve (the “Exchange Offer Proposal”), in accordance with NASDAQ rules, potential transactions that would allow holders of the Company’s Series A preferred stock and Series B preferred stock (collectively, the “Preferred Stock”) to exchange their shares for newly issued shares of our common stock (the “Exchange Offers”), which will be submitted to a vote of shareholders at the Special Meeting. In connection with Exchange Offers, the Company is filing herewith (or incorporating by reference herein) its Amendment No. 1.

The tender offers discussed above and in Amendment No. 1 have not yet commenced. Neither this Schedule TO-C, nor Amendment No. 1 attached as an exhibit hereto constitute an offer to holders of the Company’s outstanding shares of Preferred Stock to exchange their shares. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) upon the commencement of the Exchange Offers. Holders of Preferred Stock should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Exchange Offers.

In connection with the Exchange Offer Proposal, the Company has filed a Preliminary Proxy Statement and Amendment No. 1 thereto with the SEC and intends to file other relevant materials with the SEC, including a Definitive Proxy Statement. Holders of the Company’s Common Stock are advised to read such materials as and when they become available before making any decisions regarding the Exchange Offer Proposal, because they will contain important information about the Exchange Offer Proposal.

The written materials described above and other documents filed by the Company with the SEC are available free of charge from the SEC’s website at www.sec.gov. In addition, free copies of these documents may also be obtained by directing a written request to: Hampton Roads Bankshares, Inc., John A.B. Davies, Jr., President and Chief Executive Officer, Hampton Roads Bankshares, Inc., 999 Waterside Dr., Suite 200, Norfolk, Virginia 23510.

Item 12.	Exhibits.

Exhibit Number	Description

99.1	Amendment No. 1 to Proxy Statement related to Special Meeting of Shareholders (filed with the SEC on November 12, 2009, and incorporated herein by reference).